Exhibit 99.1

FST Corp.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of September 30, 2025	As of December 31, 2024
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	7,965,284	5,098,420
Restricted cash	218,726	203,779
Short-term investment	0	60,994
Accounts receivable, net	6,308,508	5,294,088
Current tax assets	96,047	98,471
Inventories	13,219,777	14,530,841
Amounts due from related parties	204,719	61,370
Prepaid expenses and other current assets	1,425,521	1,307,040
Total current Assets	29,438,582	26,655,003

Non-current assets
Property, plant and equipment	19,990,585	19,521,672
Intangible assets	4,928,338	5,138,437
Long-term investment	469,743	344,876
Right-of-use assets	4,383,670	5,421,236
Deferred income tax assets	559,041	492,221
Prepayment and other non-current assets	1,239,678	1,007,586
Total non-current assets	31,571,055	31,926,028

Total assets	61,009,637	58,581,031

LIABILITIES
Current liabilities
Short-term bank loans	16,589,079	15,265,739
Accounts payable	4,795,430	1,500,927
Current lease liabilities	1,642,732	2,060,022
Amounts due to related parties	193,794	119,759
OET derivative liability	2,799,588	-
Accrued expenses and other current liabilities	6,586,410	3,167,048
Total current Liabilities	32,607,033	22,113,495

Non-current liabilities
Long-term bank loans	13,651,748	9,446,467
Deferred tax liabilities	111,329	111,329
Non-current lease liabilities	3,292,609	3,911,466
Warrant liabilities	603,566	-
Total non-current liabilities	17,659,252	13,469,262

Total Liabilities	50,266,285	35,582,757

Shareholders’ Equity
Ordinary share (par value of US$0.0001 per share; 500,000,000 shares authorized; 44,766,003 shares issued and outstanding, as of September 30, 2025; 37,749,381 issued and outstanding as of December 31, 2024)	4,477	3,775
Share subscription receivable	(19,365,936)	-
Additional paid in capital	34,815,496	22,246,969
Retained earnings	(4,266,547)	3,054,350
Accumulated other comprehensive (loss) income	(552,658)	(2,471,137)
Treasury Stock	(38,754)	-
Total shareholder’s equity	10,596,078	22,833,957
Non-controlling interest	147,274	164,317
Total equity	10,743,352	22,998,274
Total liabilities and shareholders’ equity	61,009,637	58,581,031

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS (UNAUDITED)

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the three Months Ended September 30,		For the nine Months Ended September 30,
	2025	2024	2025	2024
Revenue	12,554,939	8,527,875	34,748,371	26,357,620
Cost of sales	7,631,555	5,221,519	19,609,852	15,308,916
Gross profit	4,923,384	3,306,356	15,138,519	11,048,704

COSTS AND OPERATING EXPENSES:
Selling expenses	2,851,623	2,685,331	9,084,511	7,363,196
General and administrative expenses	2,675,791	1,600,903	7,486,912	4,649,290
Research and development expenses	342,679	339,700	1,043,052	1,000,021
Total costs and operating expenses	5,870,093	4,625,934	17,614,475	13,012,507

LOSS FROM OPERATIONS	(946,709)	(1,319,578)	(2,475,956)	(1,963,803)

OTHER INCOME
Interest (expense) income, net	(231,789)	(141,052)	(634,280)	(374,979)
Foreign exchange (loss) gain	705,508	(403,710)	(1,510,145)	563,430
Other income	(20,033)	39,681	262,372	195,760
Unrealized loss on change in fair value of OET derivative liability	0		(1,884,824)	-
Total other income(loss), net	453,686	(505,081)	(3,766,877)	384,211

PROFIT (LOSS) BEFORE INCOME TAX EXPENSES	(493,023)	(1,824,659)	(6,242,833)	(1,579,592)
INCOME TAX EXPENSES	222,933	(66,768)	300,169	100,682
NET (LOSS) INCOME	(715,955)	(1,757,891)	(6,543,002)	(1,680,274)
Less: net loss attributable to non-controlling interests	(43,184)	-	(43,184)	-
Net income (loss) attributable to the Company’s shareholders	(672,771)	(1,757,891)	(6,499,818)	(1,680,274)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(516,443)	623,293	1,918,479	(622,281)
TOTAL COMPREHENSIVE LOSS	(1,232,398)	(1,134,598)	(4,624,523)	(2,302,555)

Less: total comprehensive loss attributable to non-controlling interests	(30,522)	-	(30,522)	-
Comprehensive loss attributable to the Company’s shareholders	(1,201,876)	(1,134,598)	(4,594,001)	(2,302,555)

Weighted average number of shares outstanding, basic and diluted	44,766,003	54,554,395	44,766,003	54,554,395
Earnings per share, basic and diluted	(0.02)	(0.03)	(0.15)	(0.03)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Nine Months Ended
	September 30
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	3,356,566	548,567

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(376,807)	(2,287,572)
Purchase of intangible assets	(15,826)	(177,955)
Disposal of property and equipment	6,635	-
Purchase of long-term investments	(104,346)	(76,605)
Disposal of short-term investments	60,994	-
Net cash used in investing activities	(429,350)	(2,542,132)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	38,484,913	32,644,451
Repayments of bank borrowings	(36,213,304)	(30,863,552)
Payment of offering costs	(4,507,815)	(2,210,780)
Buy back treasury shares	(38,754)	-
Net cash used in financing activities	(2,274,960)	(429,881)

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	2,229,555	(653,318)
Net increase in cash and cash equivalents	2,881,811	(3,076,764)
Cash, cash equivalents and restricted cash at the beginning of period	5,302,199	9,305,728
Cash, cash equivalents and restricted cash at the end of period	8,184,010	6,228,964

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expenses paid	479,191	371,187
Income taxes paid	291,726	467,938
Right of use assets obtained in exchange for operating lease obligations	698,921	74,310

3